Vermillion, Inc.

12117 Bee Caves Road Building Three, Suite 100

Austin, TX  78738

May 8, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Jeffrey P. Riedler

Re: Registration Statement on Form S-3 (Registration No. 333-202032)

Ladies and Gentlemen:

This letter is being furnished by Vermillion, Inc. (the “Company”) in response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated February 19, 2015 with respect to the above-referenced Registration Statement (as amended to date, the “Registration Statement”).  In response to the Staff’s comment, the Company advises the Staff that its Annual Report on Form 10-K for the year ended December 31, 2014 was filed with the Commission on March 31, 2015, and that the Company has also filed with the Commission, on the date hereof, Amendment No. 1 to the Registration Statement in order to incorporate by reference such Annual Report on Form 10-K and to update corresponding disclosures.  For your convenience, a courtesy copy of this letter and Amendment No. 1, marked to show the changes from the initial Registration Statement as filed on February 11, 2015, are also being delivered to Mr. Jeffrey P. Riedler.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Registration Statement be accelerated to Monday, May 11, 2015 at 3:30 p.m. (Eastern time), or as soon thereafter as may be practicable.

The Company acknowledges that:

1.

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact Beth Flaming of Sidley Austin LLP at (312) 853-7443 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours,

VERMILLION, INC.

By:	/s/ Eric J. Schoen
Name:	Eric J. Schoen
Title:	Vice President, Finance and Chief Accounting Officer